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                                    EXHIBIT 11
                          OLD KENT FINANCIAL CORPORATION
                      PRIMARY EARNINGS PER SHARE CALCULATION

                                      Three Months Ended Sept 30     Nine Months Ended Sept 30
                                          1997           1996            1997           1996
P R I M A R Y
Income for primary EPS calculation
  (net income)......................  $43,475,000    $40,297,000    $137,290,000   $117,092,000

Avg common shares outstanding.......   47,420,000     48,298,802      47,703,113     49,266,251
Common stock equivalents............      380,000        342,622         369,530        363,735
Shares for primary EPS calculation..   47,800,000     48,641,424      48,072,643     49,629,986

PRIMARY E.P.S.......................  $      0.91    $      0.83    $       2.86   $       2.36
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